

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **B&T SECURITIES, INC.**



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2799 NW BOCA RATON BLVD STE 206
(No. and Street)

BOCA RATON	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND J. CHODKOWSKI — (561) 750-8233
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd M. Thomas , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B&T Securities, Inc. , as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELISSA EDDINGER
Notary Public - State of Florida
My Comm. Expires Nov 15, 2015
Commission # EE 146573

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

B&T SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

B&T SECURITIES, INC.

TABLE OF CONTENTS


Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
B&T Securities, Inc.

We have audited the accompanying statement of financial condition of B&T Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B&T Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 2, 2012

B&T SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 9,390
Cash on deposit with clearing organization	100,000
Commissions receivable	3,213
Prepaid expenses and other current assets	13,788
TOTAL CURRENT ASSETS	126,391
PROPERTY AND EQUIPMENT, net	2,021
OTHER ASSETS	1,329
TOTAL	$ 129,741

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 18,283
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding	10
Additional paid in capital	236,740
Deficit	(125,292)
TOTAL STOCKHOLDERS' EQUITY	111,458
TOTAL	$ 129,741

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions	$ 451,195
Interest and other income	2,127
TOTAL REVENUES	453,322
EXPENSES:	
Compensation, commissions, and benefits	305,272
Clearing costs and other transaction costs	72,897
Occupancy expense	32,585
Telephone	18,354
Depreciation and loss on disposal of assets	16,016
Quotations and research	14,003
Dues and subscriptions	11,800
Professional services	9,271
Contributions	9,070
Insurance	6,160
General and administrative	5,901
Advertising and marketing	1,580
Travel and entertainment	1,413
TOTAL EXPENSES	504,322
NET LOSS	$ (51,000)

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	(Deficit)	Total
BALANCES, January 1, 2011	$ 10	$ 236,740	$ (58,573)	$ 178,177
Cash distributed to stockholders			(15,719)	(15,719)
Net loss for the year ended December 31, 2011	-	-	(51,000)	(51,000)
BALANCES, December 31, 2011	$ 10	$ 236,740	$ (125,292)	$ 111,458

The accompanying notes should be read with these financial statements.

B&T SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(51,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and loss on disposal of assets		16,016
Changes in certain assets and liabilities:		
Accounts receivable		34,820
Prepaid expenses and other current assets		4,819
Accounts payable and accrued expenses		(31,795)
NET CASH USED IN OPERATING ACTIVITIES		(27,140)
CASH FLOWS FROM INVESTING ACTIVITY:		
Refund of security deposit		2,722
CASH FLOWS FROM FINANCING ACTIVITY:		
Cash distributions to stockholders		(15,719)
NET DECREASE IN CASH		(40,137)
CASH AND CASH EQUIVALENTS, Beginning of year		49,527
CASH AND CASH EQUIVALENTS, End of year	$	9,390
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	-
Cash paid for interest expense	$	-

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

B&T Securities, Inc. (the "Company") was incorporated in the State of Florida on January 11, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in a single line of business as a securities broker-dealer. The Company manages its customer accounts through National Financial Services LLC ("National") on a fully disclosed basis. National provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

The Company assesses its income tax positions, including its continuing tax status as an S corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses a more likely than not threshold when making its assessment as to financial statement recognition and measurement of a tax position. The Company has not accrued any tax, interest expense or penalties related to tax positions. The Company is no longer subject to tax examinations for years prior to 2008. There are no open Federal or State tax years under audit.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash on Deposit with Clearing Organization
Cash on deposit with clearing organization represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Fair Value of Financial Instruments
Cash, commissions receivable, accounts payable and accrued expenses, are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Advertising Costs
The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $1,580 for the year ended December 31, 2011.

Statement of Comprehensive Income
A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive loss is the same as net loss for the period presented herein.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $94,320, which was $89,320 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .19 to 1, based on aggregate indebtedness of $18,283 as of December 31, 2011.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2011:

Furniture	$ 25,284
Equipment	61,509
Total cost	86,793
Less: Accumulated depreciation	84,772
Property and equipment, net	$ 2,021

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company currently leases office space for its primary office under a lease agreement expiring in June 2012. Future minimum lease payments for the year ending December 31, 2012 is $7,977. Rent expense for the year ended December 31, 2011 was $28,408.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company's two principals are also the general partners in the Quartz Fund LP, and Living Fund, LLC, investment limited partnerships, and have discretionary trading authority for both funds. The Quartz Fund LP is a customer of the Company, executing all security transactions through the Company. Commission revenue earned by the Company during the year ended December 31, 2011 for transactions on behalf of the Quartz Fund LP was $346,724, which was approximately 77% of total revenue.

NOTE 6. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to date of the financial statements. As of December 31, 2011, the Company had no such investment.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

NOTE 6. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk (continued)

It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 2, 2012, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2011 requiring disclosure.

B&T SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

TOTAL STOCKHOLDER'S EQUITY		$ 111,458
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other current assets	13,788	
Property and equipment, net	2,021	
Other assets	1,329	17,138
Net capital before haircuts on securities positions		94,320
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Common stock		-
NET CAPITAL		$ 94,320
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 18,283
Less: Adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS		$ 18,283
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Net capital		94,320
EXCESS NET CAPITAL		$ 89,320
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		19.38%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2011):		
Net capital, as reported in Company's Part II (unaudited) Focus Report		$ 94,320
Net audit adjustments		-
Decrease in non-allowable assets		-
NET CAPITAL PER ABOVE		$ 94,320

B&T SECURITIES, INC.
SCHEDULE OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2011

The computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2011 were not materially different.

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
PURSUANT TO SEC RULE 17a-5(g)(1)

FOR THE YEAR ENDED DECEMBER 31, 2011



190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
B&T Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of B&T Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3) Obtaining and maintaining physical possession or control or all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 2, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE PERIOD YEAR ENDED DECEMBER 31, 2011



Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
B&T Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by B & T Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating B & T Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). B & T Securities, Inc.'s management is responsible for B & T Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per B & T Securities, Inc.'s check register and general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period January 1, 2011 through December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workings papers of the net gain from securities in investment accounts and other revenue, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of the net gain from securities in investment accounts and other revenue, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 2, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

B & T SECURITIES INC
2799 NW BOCA RATON BLVD STE 206
BOCA RATON FL 33431

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RAY CHODKOWSKI (561) 750-8233

2. A. General Assessment (item 2e from page 2) $959

B. Less payment made with SIPC-6 filed (exclude interest) (591)
NOVEMBER 14, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $368

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $368

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

B & T SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 11
and ending 12/31, 20 11
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$453,322
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	69,601
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	69,601
2d. SIPC Net Operating Revenues	$383,721
2e. General Assessment @ .0025	$959

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